Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement (No. 333-192040) on Form S-8 of Unisys Corporation of our report dated June 29, 2020, with respect to the statement of net assets available for benefits of the Unisys Corporation Savings Plan as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the "financial statements") of Unisys Corporation Savings Plan, which report appears in the December 31, 2020 annual report on Form 11-K of Unisys Corporation Savings Plan.

/s/ KPMG LLP
Philadelphia, Pennsylvania
June 29, 2021